UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number      0-29752

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K           ☐ Form 20-F           ☐Form 11-K           ☐ Form 10-Q           ☐ Form N-SAR
For Period Ended:      December 31, 2003

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     Full Name of Registrant

Leap Wireless International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

10307 Pacific Center Court

City, State and Zip Code

San Diego, California 92121

PART I — REGISTRANT INFORMATION
PART II — RULE 12b-25 (b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     On April 13, 2003, the Company and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (jointly administered as Case Nos. 03-03470-A11 to 03-03535-A11). These entities comprise substantially all of the operations of the Company. Each of the debtors has continued to manage its properties and operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of Chapter 11.

     On July 30, 2003, the debtors filed their Fifth Amended Joint Plan of Reorganization (the “Plan”) and the accompanying Disclosure Statement. On October 22, 2003, the Bankruptcy Court entered an order confirming the Plan. However, the Plan has not yet become effective, because it is subject to various conditions precedent, including receipt of all required regulatory approvals from the FCC for the transfer of wireless licenses associated with the change of control that will occur upon the Company’s emergence from bankruptcy.

     In connection with the preparation of the Company’s financial statements for the year ended December 31, 2003, the Company has had to address a number of unusual accounting issues arising from the confirmation of the Plan in the fourth quarter of 2003 and the extended period of time that has ensued while the Company awaits the satisfaction of the conditions precedent to its Plan. During the past several weeks, the Company’s management has had to devote substantially all of its time and attention to addressing accounting issues, attending to various bankruptcy matters and proceedings including the analysis and resolution of claims filed against the Company and its subsidiaries in bankruptcy, and the preparation for emergence from bankruptcy and attending to the on-going management of the Company’s day-to-day operations. These factors have resulted in the Company’s inability to complete and file its Annual Report on Form 10-K for the year ended December 31, 2003 by March 30, 2004, and could not have been eliminated without unreasonable effort and expense. The Company is in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2003 and expects to file such report with the SEC within the next fourteen calendar days.

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

S. Douglas Hutcheson, Chief Financial Officer	(858) 882-6000

(Name)	(Area Code) (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company’s consolidated statement of operations for the year ended December 31, 2003 will change significantly from the consolidated statement of operations for the year ended December 31, 2002. Total revenues for the year ended December 31, 2003 were approximately $751.3 million, compared to $618.5 million for the prior period. Operating loss and net loss for the year ended December 31, 2003 were approximately $361.8 million and $597.4 million, respectively, compared to $454.1 million and $664.8 million, respectively, for the year ended December 31, 2002. As a result of the maturation of the Company’s business and its specific operations in 2003, expense reductions and the effects of the Chapter 11 filings, the Company experienced significant fluctuations in a number of elements of its statement of operations for the year ended December 31, 2003 compared to the prior period, including among others, total revenues (increase of approximately $132.8 million), cost of service (increase of approximately $18.6 million), cost of equipment (decrease of approximately $80.1 million), sales and marketing expenses (decrease of approximately $35.9 million), general and administrative expenses (decrease of approximately $23.5 million) and depreciation and amortization (increase of approximately $12.3 million). The Company’s operating loss for the year ended December 31, 2003 also included a charge for impairment of indefinite-lived intangible assets of $171.1 million, a charge for impairment of long-lived assets of $25.4 million and a gain on sale of wireless licenses of $4.6 million, compared to a charge of $26.9 million, a charge of $16.3 million and a gain of $0.4 million for such items, respectively, for the year ended December 31, 2002. The Company’s net loss for the year ended December 31, 2003 compared to the prior year also reflected, among other things, a decrease in interest expense of $146.4 million, a decrease in income taxes of $15.8 million, and net reorganization expense of $144.9 million. The Company’s net loss for the year ended December 31, 2002 also included a gain on sale of unconsolidated wireless operating company of $39.5 million. The foregoing discussion has been derived from the current draft of the Company’s financial statements which are not yet final, and final results of operations may differ from the approximations herein.

Leap Wireless International, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2004	By	/s/ S. DOUGLAS HUTCHESON

S. Douglas Hutcheson
Chief Financial Officer